Exhibit 99.20

Volaris Reports August 2019 Traffic Results:

21% Passenger Growth and 83% Load Factor

Mexico City, Mexico. September 3, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported August 2019 and preliminary year to date traffic results.

In August 2019, capacity measured by ASMs (Available Seat Miles) increased by 15.2% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing a significant increase of 19.8%. Volaris carried 1.9 M passengers in total (21.0% increase vs last year), with load factor increasing 3.1 pp to 83.4%.

During the month, Volaris started operations on two international routes from El Salvador, San Salvador to Mexico City and Guadalajara, Jalisco, respectively; and launched for sale one international route from Leon, Guanajuato to Fresno, California.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for August: “The significant healthy capacity growth in terms of ASMs was driven by better aircraft utilization and solid passenger demand in domestic and international markets. On the fleet side, we received two new A320neo aircraft. One of them at the end of July and the other one, on the first days of September. We will end this quarter with a total of 80 aircraft, two more than the previous quarter”.

The following table summarizes Volaris´ traffic results for the month and year to date.

	August 2019	August 2018	Variance	August YTD 2019	August YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,253	1,062	18.0%	9,769	8,216	18.9%
International	541	435	24.2%	4,083	3,431	19.0%
Total	1,794	1,497	19.8%	13,852	11,647	18.9%
ASMs (in millions, scheduled & charter)
Domestic	1,456	1,284	13.4%	11,147	9,489	17.5%
International	694	583	19.1%	5,051	4,363	15.8%
Total	2,150	1,867	15.2%	16,198	13,852	16.9%
Load Factor (in %, scheduled)
Domestic	86.1%	82.7%	3.4 pp	87.6%	86.6%	1.0 pp
International	77.9%	74.8%	3.1 pp	80.9%	78.7%	2.2 pp
Total	83.4%	80.3%	3.1 pp	85.6%	84.1%	1.5 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,494	1,245	20.0%	11,633	9,596	21.2%
International	374	299	25.0%	2,856	2,396	19.2%
Total	1,868	1,544	21.0%	14,489	11,992	20.8%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 194 and its fleet from four to 80 aircraft. Volaris offers more than 384 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100